                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                       Mechanical Technology Incorporated
                                (Name of Issuer)

                          $1.00 Par Value Common Stock
                         (Title of Class of Securities)

                                    583538103
                                 (CUSIP Number)

                                  Gordon J. Fox
                           First Albany Companies Inc.
                                  677 Broadway
                             Albany, New York 12207
                                 (518) 447-8500

                                 with a copy to
                              Howard Kelberg, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                            One Chase Manhattan Plaza
                               New York, NY 10005
                                 (212) 530-5000
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 26, 2005
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                                  SCHEDULE 13D

CUSIP NO.: 583538103

(1)   NAME OF REPORTING PERSON:
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

            First Albany Companies Inc.

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   |_|

      (b)   |_|

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS: WC, OO

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION:

            First Albany Companies Inc. is organized under the laws of the State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)   SOLE VOTING POWER: 2,576,040

(8)   SHARED VOTING POWER: 0

(9)   SOLE DISPOSITIVE POWER: 2,576,040

(10)  SHARED DISPOSITIVE POWER: 0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            2,576,040 shares of common stock

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.4%

(14)  TYPE OF REPORTING PERSON: CO

            This Amendment No. 4 amends the Amendment No. 3 to the Schedule 13D filed on January 3, 2003, the Amendment No. 2 to the Schedule 13D filed on December 26, 2002 and the Amendment No. 1 to the Schedule 13D filed on July 10, 2002.

                                  SCHEDULE 13D

Item 5 Interest in Securities of the Issuer.

      Item 5(a) is amended as follows:

      FAC is the direct beneficial owner of 2,576,040 Shares, which represent approximately 8.4% of the outstanding shares of common stock of MTI, based on 30,676,626 shares outstanding on May 4, 2005, according to MTI's Form 10-Q filed on May 10, 2005.

      Item 5(c) is amended as follows:

      (c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by FAC are set forth in Annex A and were all effected in broker transactions.

                                    SIGNATURE

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 4 to the Schedule 13D is true, complete and correct.

DATED: May 31, 2005                 FIRST ALBANY COMPANIES INC.

                                        By:   /s/ Alan P. Goldberg
                                              ----------------------------------
                                              Name:  Alan P. Goldberg
                                              Title: President and Chief
                                                     Executive Officer

                                                                         ANNEX A

                               NUMBER OF SHARES
    DATE OF TRANSACTION        PURCHASED/(SOLD)          PRICE OF SHARES ($)
         3/30/05                   (66,949)                   4.36
         4/13/05                   (10,000)                   4.01
         4/13/05                   (10,000)                   4.01
         4/13/05                    (5,000)                   4.02
         4/13/05                    (5,000)                   4.03
         4/14/05                    (5,000)                   4.00
         4/15/05                    (2,500)                   4.01
         4/18/05                    (5,000)                   3.90
         4/18/05                   (20,000)                   3.90
         4/19/05                   (15,000)                   3.90
         4/19/05                    (5,000)                   3.94
         4/19/05                    (5,000)                   3.95
         4/20/05                    (5,000)                   3.97
         4/21/05                   (10,000)                   3.90
         4/25/05                   (10,000)                   3.91
         4/25/05                    (5,000)                   3.91
         4/25/05                    (5,000)                   3.95
         4/25/05                    (5,000)                   3.95
         4/26/05                    (5,000)                   4.20
         4/26/05                    (5,000)                   4.21
         4/26/05                    (5,000)                   4.23
         4/26/05                   (15,000)                   4.24
         4/26/05                    (5,000)                   4.27
         4/26/05                    (5,000)                   4.29
         4/26/05                    (5,000)                   4.29
         4/26/05                    (5,000)                   4.30
         4/26/05                    (5,551)                   4.40
         4/26/05                    (5,000)                   4.41
         4/26/05                   (10,000)                   4.42
         4/26/05                   (10,000)                   4.48
         4/26/05                    (5,000)                   4.48
         4/27/05                   (15,000)                   4.30
         4/27/05                   (10,000)                   4.30
         5/25/05                   (35,000)                   4.09
         5/26/05                    (5,000)                   3.92